SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

The KEYW Holding Corporation
 (Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

493723100
(CUSIP Number)

December 31, 2010
(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 2 of 7

CUSIP No. 493723100

1	NAMES OF REPORTING PERSONS GEF MANAGEMENT CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,488,638 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,488,638 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,488,638 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% (2)
12	TYPE OF REPORTING PERSON CO

(1)
Consists of (i) 2,488,638 shares of common stock, par value $0.001 (the “Shares”) held by GEF Capital Company Holdings, LLC, of which 829,546 represent presently exercisable rights to acquire common stock through warrants.

(2)	The percentage is based on 25,239,140 Shares outstanding as of October 31, 2010.

SCHEDULE 13G	Page 3 of 7

CUSIP No. 493723100

1	NAMES OF REPORTING PERSONS GLOBAL ENVIRONMENT CAPITAL COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,488,638 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,488,638 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,488,638 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% (2)
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Consists of (i) 2,488,638 Shares held by GEF Capital Company Holdings, LLC, of which 829,546 represent presently exercisable rights to acquire common stock through warrants.

(2)	The percentage is based on 25,239,140 Shares outstanding as of October 31, 2010.

SCHEDULE 13G	Page 4 of 7

CUSIP No. 493723100

1	NAMES OF REPORTING PERSONS GEF CAPITAL COMPANY HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,488,638 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,488,638 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,488,638 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% (2)
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Includes 829,546 presently exercisable rights to acquire common stock through warrants.

(2)	The percentage is based on 25,239,140 Shares outstanding as of October 31, 2010.

SCHEDULE 13G	Page 5 of 7

ITEM 1.

(a)	Name of Issuer:

The KEYW Holding Corporation

(b)	Address of Issuer’s Principal Executive Offices:

1334 Ashton Road, Suite A
Hanover, Maryland 21076

ITEM 2.

(a)	Name of Person Filing:

GEF Management Corporation
Global Environment Capital Company, LLC
GEF Capital Company Holdings, LLC

(b)	Address of Principal Business Office:

c/o Global Environment Fund,
5471 Wisconsin Avenue, Suite 300
Chevy Chase, MD 20815

(c)	Citizenship of each Reporting Person is:

GEF Management Corporation is a Delaware corporation.  Each of Global Environment Capital Company, LLC and GEF Capital Company Holdings, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP Number:

493723100

ITEM 3.

Not applicable.

ITEM 4.	Ownership

Ownership (a-c)

SCHEDULE 13G	Page 6 of 7

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
GEF Management Corporation	2,488,638	9.9%	0	2,488,638	0	2,488,638
Global Environment Capital Company, LLC	2,488,638	9.9%	0	2,488,638	0	2,488,638
GEF Capital Company Holdings, LLC	2,488,638	9.9%	0	2,488,638	0	2,488,638

GEF Capital Company Holdings, LLC is the record holder of 2,488,638 Shares, of which 829,546 represent presently exercisable rights to acquire common stock through warrants.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

SCHEDULE 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 11, 2011

GEF Management Corporation

By:	/s/ H. Jeffrey Leonard
Name: H. Jeffrey Leonard
Title: President & CEO

Global Environment Capital Company, LLC

By:	GEF Management Corporation,
as its managing member

By:	/s/ H. Jeffrey Leonard
Name: H. Jeffrey Leonard
Title: Authorized Signatory

GEF Capital Company Holdings, LLC

By:	Global Environment Capital Company, LLC,
as its managing member

By:	GEF Management Corporation,
as its managing member

By:	/s/ H. Jeffrey Leonard
Name: H. Jeffrey Leonard
Title: Authorized Signatory

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the common stock beneficially owned by each of them, par value $0.001 per share, of The KEYW Holding Corporation, a Maryland corporation. This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13G.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 11th day of  February, 2011.

GEF Management Corporation

By:	/s/ H. Jeffrey Leonard
Name: H. Jeffrey Leonard
Title: President & CEO

Global Environment Capital Company, LLC

By:	GEF Management Corporation,
as its managing member

By:	/s/ H. Jeffrey Leonard
Name: H. Jeffrey Leonard
Title: Authorized Signatory

GEF Capital Company Holdings, LLC

By:	Global Environment Capital Company, LLC,
as its managing member

By:	GEF Management Corporation,
as its managing member

By:	/s/ H. Jeffrey Leonard
Name: H. Jeffrey Leonard
Title: Authorized Signatory